SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Emmis Communications Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

291525103

(CUSIP Number)

Jim Plohg

Smith Management LLC

Alden Global Capital

885 Third Avenue

New York, NY 10022

(212) 888-7219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

1.	Names of reporting persons. Alden Global Capital Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jersey (Channel Islands)
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,502,996.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 6,259,418 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a and Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith); and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, April 27, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.

1.	Names of reporting persons. Alden Global Distressed Opportunities Master Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,502,996.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 6,259,418 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith); and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, April 27, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.

1.	Names of reporting persons. Smith Management LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,502,996.28 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 25.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 6,259,418 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,905,904 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2010, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $.01 par value, of the Issuer held by the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith); and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, April 27, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010.

CUSIP No. 291525103
1.	Names of reporting persons. Alden Global Distressed Opportunities Fund, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

1.	Names of reporting persons. AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

1.	Names of reporting persons. Randall D. Smith
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person (see instructions) IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P., Smith Management LLC, Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith (the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 by Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith, is hereby amended and supplemented as set forth below in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission.

This Amendment No. 1 to Schedule 13D is being filed to disclose that as a result of an internal reorganization of Alden Global’s fund entities, securities previously held directly by Alden Global Distressed Opportunities Fund, LP are now held by Alden Global Distressed Opportunities Master Fund, L.P., of which Alden Global Distressed Opportunities Fund, LP is a limited partner. This transaction resulted in no change to the aggregate number of securities owned by Alden Global fund entities.

Item 2.	Identity and Background.

The disclosure in Item 2 is hereby amended to add the following:

(a), (f) Pursuant to the internal reorganization described above, this Amendment No. 1 to Schedule 13D includes the following new Reporting Persons: (i) Alden Global Capital Limited, a Jersey limited company; (ii) Alden Global Distressed Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“Alden”); and (iii) Smith Management LLC, a New York limited liability company. As a result of the internal reorganization, Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith are no longer Reporting Persons effective upon the filing of this Amendment No. 1 to Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(b) The address of the principal business and principal office of each of the Reporting Persons (except Alden Global Capital Limited) is 885 Third Avenue, New York, NY 10022. The address of the principal business and principal office of Alden Global Capital Limited is First Floor, Liberation Station, Esplanade, St. Helier, Jersey JES 3AS.

(c) Alden’s principal business is acting as a private investment fund. The principal business of each of Alden Global Capital Limited and Smith Management LLC is investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a joint filing agreement, dated as of May 24, 2010, a copy of which is attached hereto as Exhibit 99.1.

Item	5. Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010, there were 32,905,904 shares of Class A Common Stock outstanding as of April 30, 2010. Based on the foregoing, the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) may be deemed to beneficially own an aggregate of 10,502,996.28 shares of Class A Common Stock (consisting of the 1,406,500 shares of Class A Common Stock that the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) hold, the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible and the 6,259,418 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan, as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010), representing approximately 25.1% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock and 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, April 27, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on April 28, 2010. In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) and Mr. Smulyan and/or entities controlled by Mr. Smulyan may be considered to be a “group” and therefore shares beneficially owned by Mr. Smulyan may be attributed to the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith). The Reporting Persons disclaim any membership or participation in a “group” with Mr. Smulyan and/or entities controlled by Mr. Smulyan.

In addition, the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 1,680,429 shares of Class A Common Stock, or 5.1% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Alden Global Capital Limited acts as the investment manager and Smith Management LLC acts as a service provider to Alden Global Capital Limited and Alden Global Distressed Opportunities Master Fund, L.P. Each of Smith Management LLC and Alden Global Capital Limited may be deemed to beneficially own the securities held by Alden Global Distressed Opportunities Master Fund, L.P.

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Class A Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended and restated as follows:

The Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) currently have contractual arrangements with three credit counterparties: Credit Suisse Securities (Europe) Limited, Citibank NA, and UBS AG, with regard to cash-settled equity swaps (the “Alden Swaps”) that reference shares of Class A Common Stock. The Alden Swaps constitute economic exposure to approximately 1,780,429 shares of Class A Common Stock, or 5.4% of the shares of Class A Common Stock outstanding. The Alden Swaps have reference prices ranging from $0.875 to $1.544 and expiration dates ranging from January 20, 2011 to April 15, 2011. These contracts do not give the Reporting Persons (other than Alden Global Distressed Opportunities Fund, LP, AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC) and Randall D. Smith) direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Class A Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Class A Common Stock, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing. The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Class A Common Stock subject to recall at their discretion.

The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of May 24, 2010, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2010.

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND, LP

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC)

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President

RANDALL D. SMITH

By:	/s/ Randall D. Smith

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $.01 per share, of Emmis Communications Corporation, and that this Joint Filing Agreement be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 24th day of May, 2010.

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President

ALDEN GLOBAL DISTRESSED OPPORTUNITIES FUND, LP

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

AGDOF SLP, LLC (f/k/a Alden Global Distressed Opportunities Fund GP, LLC)

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President

RANDALL D. SMITH

By:	/s/ Randall D. Smith